Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
CSX Corporation
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	For the Nine Months Ended	For the Fiscal Years Ended
	Sep. 28, 2012	Dec. 30, 2011	Dec. 31, 2010	Dec. 25, 2009	Dec. 26, 2008	Dec. 28, 2007
EARNINGS:
Earnings before Income Taxes	$2,246	$2,888	$2,546	$1,746	$2,332	$1,935
Interest Expense	421	552	557	558	519	417
Amortization of debt discount	(2)	(3)	(3)	(4)	5	4
Interest Portion of Fixed Rent	15	17	17	23	28	32
Undistributed Earnings of Unconsolidated Subsidiaries	(18)	(30)	(33)	(42)	(75)	(61)
Earnings, as Adjusted:	$2,662	$3,424	$3,084	$2,281	$2,809	$2,327
FIXED CHARGES:
Interest Expense	$421	$552	$557	$558	$519	$417
Capitalized Interest	14	15	10	8	9	5
Amortization of debt discount	(2)	(3)	(3)	(4)	5	4
Interest Portion of Fixed Rent	15	17	17	23	28	32
Fixed Charges	$448	$581	$581	$585	$561	$458
Ratio of Earnings to Fixed Charges	5.9x	5.9x	5.3x	3.9x	5.0x	5.1x